May 19, 2026

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX Sapphire, LLC ("SAPPHIRE")
Amendment 2026-9 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2026-9 to the Form 1 Application of SAPPHIRE, which includes the following changes:

Exhibit C – Updated officers of MIAX Global, LLC
Exhibit F – Updated membership form
Exhibit M – Updated membership list

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 05/19/26	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Sapphire, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

26000211

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX Sapphire, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 04/06/23 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX SAPPHIRE, LLC

Date: May 19, 2026

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 19th day of May, 2026.

[signature]
Jane Post
Notary Public of the State of New Jersey
My Commission Expired October 27, 2029

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response:

A. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States. MIAX Global holds all of the issued and outstanding shares of (i) The Bermuda Stock Exchange ("BSX"), a company incorporated in Bermuda, which is the sole owner of BSD Nominee Limited ("BSD"), a company

incorporated in Bermuda; and (ii) The International Stock Exchange Group Limited ("TISEG"), a company incorporated in Guernsey, which is the sole owner of The International Stock Exchange Authority Limited ("TISEA"), a company incorporated in Guernsey.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

Name	Title
Cees Vermaas	Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

Directors
Thomas P. Gallagher (Chair)
Kurt M. Eckert
Lance Emmons

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

EXHIBIT F

Exhibit Request:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

Response:

1. MIAX Sapphire Floor Participant Application

EXHIBIT M

<u>Exhibit Request</u>:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

<u>Response</u>:

Attached is a list of the members of the Exchange as of May 12, 2026, including the information set forth in items 1-6 above.

miax®

MIAX Sapphire® Options Exchange
Floor Participant Application

Firms establishing or adding to their presence on the MIAX Sapphire Trading Floor must complete and submit this Application to the Membership Department at membershipcore@miaxglobal.com. It is the Firm's responsibility to notify the Membership Department of any changes to the Firm's Trading Floor personnel, including additions and terminations. To expedite the approval process, please ensure all required items are completed and submitted.

Checklist

- ☐ Floor Participant Application Form, including Authorized Floor Personnel Form (see next page)
- ☐ Firm's Certificate of Insurance, unless previously filed with the Exchange (see MIAX Sapphire Rule 527(d))
- ☐ Web-CRD Registration of applicant individuals (see MIAX Sapphire Rulebook Chapter XIX)
  - Floor Market Makers and Floor Brokers must be registered as Member Exchange (ME)
  - Clerks must be registered as Floor Employee (FE)
- ☐ Fingerprint Card status must be available in Web-CRD for applicant individuals

1. Firm Name: ______ CRD#: ______

2. Firm Business Address:

   Address Line 1: ______

   Address Line 2: ______

   City: ______ State: ______ Zip: ______

3. Name of Individual Submitting Application: ______

   Title: ______ Phone: ______

   Email: ______ CRD#: ______

4. Firm must provide a certificate of insurance pursuant to Rule 527(d), unless one is already filed with the Exchange.

5. Authorization and Agreement

   a. The undersigned agrees and he/she is authorized to make this Application to the Exchange on behalf of the Firm.
   b. The undersigned hereby agrees that the Firm will abide by the Bylaws and Rules of the Exchange as they shall be amended from time to time.
   c. The undersigned represents that, to the best of my knowledge and belief, all statements made in this Application are true and correct.
   d. The undersigned recognizes that Firm may be the subject of an investigative consumer report ordered by the Exchange, and hereby authorizes and consents to the Exchange obtaining such report.
   e. The undersigned represents that the individuals requesting Floor Participant status via this Application have been fingerprinted by FINRA for their current Web-CRD registration(s) and have no criminal disclosure(s) which would otherwise disqualify them from working on a national securities exchange floor.

Signature of Authorized Officer: ______ Date: ______

Name: ______ Title: ______

Authorized Floor Participants

Please provide all the details requested below for each individual applying to be a Floor Participant on the MIAX Sapphire Trading Floor. It is not necessary to list previously approved Personnel.

Floor Brokers and Floor Market Makers
Clerks entered on next page.

Floor Participant Information

Name: | Title:
CRD#: | Phone:
Email:
Expected Start Date: | Requested Approval Effective Date:

Floor Participant Type

☐ Floor Broker ☐ Floor Broker Alternate ☐ Floor Market Maker ☐ Floor Market Maker Alternate

Additional Information

Please indicate if the following items are complete:

☐ S-57 Examination ☐ Web-CRD Fingerprint Card ☐ Web-CRD Registration (ME)

Floor Participant Information

Name: | Title:
CRD#: | Phone:
Email:
Expected Start Date: | Requested Approval Effective Date:

Floor Participant Type

☐ Floor Broker ☐ Floor Broker Alternate ☐ Floor Market Maker ☐ Floor Market Maker Alternate

Additional Information

Please indicate if the following items are complete:

☐ S-57 Examination ☐ Web-CRD Fingerprint Card ☐ Web-CRD Registration (ME)

Floor Participant Information

Name: | Title:
CRD#: | Phone:
Email:
Expected Start Date: | Requested Approval Effective Date:

Floor Participant Type

☐ Floor Broker ☐ Floor Broker Alternate ☐ Floor Market Maker ☐ Floor Market Maker Alternate

Additional Information

Please indicate if the following items are complete:

☐ S-57 Examination ☐ Web-CRD Fingerprint Card ☐ Web-CRD Registration (ME)

Authorized Floor Participants

Please provide all the details requested below for each individual applying to be a Floor Participant on the MIAX Sapphire Trading Floor. It is not necessary to list previously approved Personnel.

Clerks

Floor Participant Information

Name: ____ Title: ____
CRD#: ____ Phone: ____
Email: ____
Expected Start Date: ____ Requested Approval Effective Date: ____

Floor Participant Type

☐ Floor Broker Clerk ☐ Floor Market Maker Clerk

Will clerk be performing duties that are more than clerical or ministerial? ☐ Yes ☐ No

If yes, please describe the nature of such duties, including whether they will involve order entry.

Additional Information

Please indicate if the following items are complete:

☐ S-57 Examination ☐ Web-CRD Fingerprint Card ☐ Web-CRD Registration (FE)

Floor Participant Information

Name: ____ Title: ____
CRD#: ____ Phone: ____
Email: ____
Expected Start Date: ____ Requested Approval Effective Date: ____

Floor Participant Type

☐ Floor Broker Clerk ☐ Floor Market Maker Clerk

Will clerk be performing duties that are more than clerical or ministerial? ☐ Yes ☐ No

If yes, please describe the nature of such duties, including whether they will involve order entry.

Additional Information

Please indicate if the following items are complete:

☐ S-57 Examination ☐ Web-CRD Fingerprint Card ☐ Web-CRD Registration (FE)

ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 8/12/2024
Membership Activities:
Clearance
International Tele #

SEC #: 8- 34354
CRD #: 14020

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 41342
CRD #: 19714

BOFA SECURITIES, INC.

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 69787
CRD #: 283942

CASEY SECURITIES LLC

2nd Fl., Ste. 210
100 Drakes Landing Rd., Building 100A
Greenbrae CA 94104
Tele #: (415) 228-6845

Approval Date: 11/1/2024
Membership Activities:
Floor Broker, Order Entry - Elect.
International Tele #

SEC #: 8- 21205
CRD #: 35230

CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Flor
Miami FL 33131
Tele #: (312) 395-2100

Approval Date: 8/12/2024
Membership Activities:
Floor Market Maker, Elect. Mkt Mkr & Order Entry/Clear
International Tele #

SEC #: 8- 53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 8177
CRD #: 7059

CLEAR STREET LLC

150 Greenwich Street, 45th Floor
4 World Trade Center
New York NY 10007
Tele #: (646) 222-7322

Approval Date: 11/1/2024
Membership Activities:
Clearance
International Tele #

SEC #: 8- 69972
CRD #: 288933

D&D SECURITIES, INC.

2929 Walnut Street 8th Floor
Philadelphia PA 19104
Tele #: (215) 568-1199

Approval Date: 9/2/2025
Membership Activities:
Floor Broker, Order Entry - Elect.
International Tele #

SEC #: 8- 44989
CRD #: 31470

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450
Chicago IL 60606
Tele #: (312) 986-2006

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 52503
CRD #: 104031

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 8/12/2024
Membership Activities:
Order Entry - Elect.
International Tele #

SEC #: 8- 65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 129
CRD #: 361

GROUP ONE TRADING LLC

425 S. Financial Place - Ste. 3400
Chicago IL 60605
Tele #: (312) 347-8864

Approval Date: 8/12/2024
Membership Activities:
Floor Market Maker, Elect. Mkt Mkr & Order Entry
International Tele #

SEC #: 8- 47762
CRD #: 37484

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 68430
CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago IL 60606
Tele #: (312) 244-3300

Approval Date: 8/12/2024
Membership Activities:
Floor Market Maker, Elect. Mkt Mkr & Order Entry
International Tele #

SEC #: 8- 52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179
Tele #: (212) 272-2000

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 908-5094

Approval Date: 8/12/2024
Membership Activities:
Market Maker, Elect. Order Entry
International Tele #

SEC #: 8- 52275
CRD #: 103782

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 8/12/2024
Membership Activities:
Floor Market Maker, Elect. Mkt Mkr & Order Entry
International Tele #

SEC #: 8- 66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 15074
CRD #: 2347

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago IL 60603
Tele #: (312) 334-8000

Approval Date: 8/12/2024
Membership Activities:
Floor Broker, Order Entry - Elect.
International Tele #

SEC #: 8- 48255
CRD #: 38455

MORGAN STANLEY & CO. LLC

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 15869
CRD #: 8209

OPTIVER US LLC

130 E. Randolph Street, Ste. 800
Chicago IL 60601
Tele #: (312) 821-9500

Approval Date: 11/15/2024
Membership Activities:
Market Maker, Elect.
International Tele #

SEC #: 8- 66083
CRD #: 128030

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 17574
CRD #: 7560

PTR, INC.

601 Haddon Ave., Ste. 108
Collingswood NJ 08108
Tele #: (267) 318-7806

Approval Date: 8/12/2024
Membership Activities:
Floor Broker, Order Entry - Elect.
International Tele #

SEC #: 8- 39854
CRD #: 31559

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago IL 60605
Tele #: (312) 692-5000

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 66826
CRD #: 134284

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 8/12/2024
Membership Activities:
Market Maker, Elect. Order Entry
International Tele #

SEC #: 8- 68556
CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 8/12/2024
Membership Activities:
Market Maker, Elect.
International Tele #

SEC #: 8- 37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 8/12/2024
Membership Activities:
Floor Market Maker, Elect. Mkt Mkr
International Tele #

SEC #: 8- 47034
CRD #: 35874

TD SECURITIES (USA) LLC

One Vanderbilt Avenue
New York NY 10017
Tele #: (212) 827-7000

Approval Date: 8/20/2025
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 36747
CRD #: 18476

TRADEZERO AMERICA, INC

67 35th Street
Brooklyn NY 11232
Tele #: (571) 286-6309

Approval Date: 11/24/2025
Membership Activities:
Order Entry - Elect.
International Tele #

SEC #: 8- 69736
CRD #: 282940

UBS SECURITIES LLC

11 Madison Avenue
New York NY 10010
Tele #: (203) 719-3000

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 22651
CRD #: 7654

VELOCITY CAPITAL, LLC

8th Floor
199 Water Street
New York NY 10038
Tele #: (732) 848-0093

Approval Date: 7/9/2025
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 69479
CRD #: 171810

VIRTU AMERICAS LLC

41st Floor
1633 Broadway
New York NY 10019
Tele #:

Approval Date: 8/18/2025
Membership Activities:
Market Maker, Elect. Order Entry/Clearance
International Tele #

SEC #: 8- 68193
CRD #: 149823

VISION FINANCIAL MARKETS LLC

1010 Washington Blvd. - Ste. 300
Stamford CT 06901
Tele #: (203) 388-2700

Approval Date: 7/1/2025
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 67447
CRD #: 142271

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles CA 90017
Tele #: (213) 688-8090

Approval Date: 9/20/2024
Membership Activities:
Clearance
International Tele #

SEC #: 8- 12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor
D1086-060
Charlotte NC 28202
Tele #: (704) 410-1913

Approval Date: 8/12/2024
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 65876
CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 8/12/2024
Membership Activities:
Floor Broker, Order Entry/Clearance- Elect.
International Tele #

SEC #: 8- 65336
CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200
Chicago IL 60604
Tele #: (312) 884-4000

Approval Date: 8/12/2024
Membership Activities:
Floor Market Maker, Elect. Mkt Mkr
International Tele #

SEC #: 8- 47484
CRD #: 36848

X-CHANGE FINANCIAL ACCESS, LLC

222 W. Adams Street, Suite 450
Chicago IL 60605
Tele #: (312) 235-0320

Approval Date: 8/12/2024
Membership Activities:
Floor Broker, Order Entry/Clearance- Elect.
International Tele #

SEC #: 8- 65860
CRD #: 126201

Total BD Firms 40